CERTIFICATE OF NOTIFICATION

                                    Filed by

                              GEORGIA POWER COMPANY

Pursuant to orders of the Securities and Exchange Commission dated December 15, 1994, January 17, 1996, August 26, 1996, January 14, 1997, January 29, 1997,
February 5, 1997, June 10, 1997, January 16, 1998 and December 7, 1998 in the matter of File No. 70-8461.

                                 --------------

Georgia Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows with respect to the transactions described herein:

         1. On February 25, 1999, the issuance and sale by Georgia Power Capital Trust IV (the "Trust"), a Delaware business trust, of 8,000,000 of its 6.85% Trust Preferred Securities (liquidation amount $25 per Preferred Security) and all transactions relating thereto were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         2. The issuance by the Company of $206,185,575 aggregate principal amount of its Series D 6.85% Junior Subordinated Notes (the "Junior Subordinated Notes") due March 31, 2029, pursuant to the Second Supplemental Indenture dated as of February 25, 1999, supplementing the Subordinated Note Indenture dated as of June 1, 1997, between the Company and The Chase Manhattan Bank, as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         3. The execution by the Company of the Guarantee Agreement, dated as of February 1, 1999, providing for the guarantee by the Company of certain obligations of the Trust in respect of the Trust Preferred Securities, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.


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         4. Filed herewith are the following exhibits:

              Exhibit  A - Copy of the prospectus supplement with respect to the Trust Preferred Securities, dated February 17, 1999, and accompanying prospectus dated January 15, 1998. (Filed electronically February 19, 1999, in File Nos. 333-43895, 333-43895-01, 333-43895-02 and
                           333-43895-03.)

              Exhibit  B - Underwriting Agreement dated February 17, 1999.
                           (Designated in Form 8-K dated February 17, 1999, File No. 1-6468, as Exhibit 1.)

              Exhibit  C - Amended and Restated Trust Agreement dated as of
                           February 1, 1999. (Designated in Form 8-K dated February 17, 1999, File No. 1-6468, as Exhibit 4.7-A.)

              Exhibit  D - Second Supplemental Indenture to the Subordinated
                           Note Indenture dated as of February 25, 1999, between the Company and The Chase Manhattan Bank, as trustee. (Designated in Form 8-K dated February 17, 1999, File No. 1-6468, as Exhibit 4.4.)

              Exhibit  E - Guarantee Agreement, dated as of February 1,
                           1999, with respect to Trust Preferred Securities. (Designated in Form 8-K dated February 17, 1999, File No. 1-6468, as Exhibit 4.11-A.)

              Exhibit  F - Opinion of Troutman Sanders LLP dated March 1,
                           1999.




Dated     March 1, 1999                              GEORGIA POWER COMPANY



                                                     By  /s/Wayne Boston
                                                        Wayne Boston
                                                     Assistant Secretary